Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
Facsimile		direct dial number
(212) 818-8881		(212) 818-8610
email address
bross@graubard.com

January 31, 2022

Division of Corporation Finance

Office of Real Estate and Construction

Securities and Exchange Commission

Washington, D.C. 20549

Re:	CORPHOUSING GROUP INC.

Registration Statement on Form S-1

Filed January 12, 2022

File No. 333-262114

Ladies and Gentlemen:

On behalf of CORPHOUSING GROUP INC. (the “Company”), we hereby respond as set forth herein to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”), dated January 26, 2022, relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). Captions and page references in our responses correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the originally filed Registration Statement.

Below we set forth each of the applicable Staff comments and our responses thereto. Please note that in addition to addressing the Staff’s comment, Amendment No. 1 contains revisions relating to deal term changes, including decreasing the offering size and price range, and increasing warrant coverage from 50% to 100%.

The Company seeks to have the Registration Statement declared effective on or prior to February 8, 2022. The common stock and Warrants will be listed on NYSE American.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Securities and Exchange Commission

January 31, 2022

Registration Statement on Form S-1

General

1.	We note your disclosure that “each Warrant shall be immediately exercisable on the date of issuance at an assumed exercise price of $8.05 per share of common stock....” Since the warrants will be exercisable within one year, please include in the registration statement the common stock underlying the warrants. See Compliance and Disclosure Interpretations Securities Act Sections Question 103.04.

Please note that the shares of common stock underlying the Warrants have been included in the Registration Statement and the applicable registration fee has been paid therefor. In addition, we have added disclosure to the prospectus that the shares underlying the Warrants have been registered for issuance under the Securities Act of 1933, as amended. This includes disclosure added to the top of the prospectus coverage page, on page 11 under the heading “The Offering – Warrants included as part of the Units”, and the back cover of the prospectus.

Cost Per Unit Acquired and Managed, page 70

2.	Please provide an expanded response to prior comment 8 to identify the specific sources of the cost per unit data for each of your competitors such as where on their websites this data may be found. Provide us with specific citations to this data or otherwise explain how these amounts were calculated.

Please see pages 70 to 71 of the prospectus under the heading “Competitive Advantages – Lean operating and asset costs” in which the revised table presents investment amounts raised and number of units operated by the company and each of the identified competitors. Each respective investment amount and unit amount has been separately footnoted and the online publicly available source linked in the corresponding footnote under the revised table.

Unit Portfolios and Property Points, page 71

3.	We note your revisions in response to prior comment 9 and reissue the comment. Please describe the location and character of the principal properties you hold. In each case describe the material terms of the leases or contracts governing those properties. Also, describe the variety of accommodations you offer. Describe the extent to which you or third parties are responsible for maintenance and other significant obligations related to your leased properties.

Please see pages 72 to 73 of the prospectus under the heading “Unit Portfolios and Profitability” in which we note each city that the company is currently operating, the number of buildings in each city, the range of lease-term lengths, and the price-per unit range paid across the portfolio. In addition, please see the added table which sets forth applicable lease information under the company’s largest leases, which is representative of the portfolio as a whole. This table includes identification of each such building address/location, number of units therein, property type, lease type, lease terms based on term length, triple-net nature of each lease (including a footnote describing the key obligations under a triple net lease), annual rental cost increases, building quality rating, and disclosure relating to obligation of the company for maintenance of all noncommercial portions of each of the buildings.

Securities and Exchange Commission

January 31, 2022

If you have any questions, please do not hesitate to contact me at 917-349-7106 or at the above telephone and facsimile numbers.

Very truly yours,

/s/ Brian L. Ross

Brian L. Ross

cc.	Mr. Brian Ferdinand

Mr. Shanoop Kothari